UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Teekay Tankers Ltd.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

Y8565N102

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565N102	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentry Select Capital Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 493,300
	6.	SHARED VOTING POWER n/a
	7.	SOLE DISPOSITIVE POWER 493,300
	8.	SHARED DISPOSITIVE POWER n/a

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,300
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. Y8565N102	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John F. Driscoll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 493,300
	6.	SHARED VOTING POWER n/a
	7.	SOLE DISPOSITIVE POWER 493,300
	8.	SHARED DISPOSITIVE POWER n/a

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,300
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. Y8565N102	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Teekay Tankers Ltd.

(b)	Address of Issuer’s Principal Executive Offices 4th Floor Belvedere Building 69 Pitts Bay Road Hamilton, HM 08 Bermuda

Item 2.

(a)	Name of Person Filing
	i)	Sentry Select Capital Corp.
	ii)	John F. Driscoll

(b)	Address of the Principal Office or, if none, residence
The Exchange Tower 130 King St W, Suite 2850 Toronto, Ontario M5X 1A4 Canada

(c)	Citizenship
	i)	Province of Ontario, Canada
	ii)	Canada

(d)	Title of Class of Securities Class A common stock, par value $0.01 per share

(e)	CUSIP Number Y8565N102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

CUSIP No. Y8565N102	13G	Page 5 of 7 Pages

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:  _______________

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:  493,300 shares of Class A common stock, par value $0.01 per share, are beneficially owned by Sentry Select Capital Corp. As at December 31, 2008, Sentry Select Capital Corp. was controlled by John Fenbar Driscoll, its then President, Chief Executive Officer and Chairman, and members of his family

(b)	Percent of class: 3.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 493,300

	(ii)	Shared power to vote or to direct the vote n/a

	(iii)	Sole power to dispose or to direct the disposition of 493,300

	(iv)	Shared power to dispose or to direct the disposition of n/a

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 n/a

CUSIP No. Y8565N102	13G	Page 6 of 7 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 n/a

Item 8.  Identification and Classification of Members of the Group.

 n/a

Item 9.  Notice of Dissolution of Group.

 n/a

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentry Select Capital Corp.

/s/ John F. Driscoll
(Signature)

John F. Driscoll, Chairman and Chief Executive Officer
(Name and Title)

September 15, 2011
(Date)

John F. Driscoll

/s/ John F. Driscoll
(Signature)

September 15, 2011
(Date)

CUSIP No. Y8565N102	13G	Page 7 of 7 Pages

Agreement of Joint Filing
Teekay Tankers Ltd.
Class A common stock, par value $0.01 per share

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this September 15, 2011.

Sentry Select Capital Corp.

/s/ John F. Driscoll
(Signature)

John F. Driscoll, Chairman and Chief Executive Officer
(Name and Title)

John F. Driscoll

/s/ John F. Driscoll
(Signature)